                                                                                  May 8, 2014

Via EDGAR

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	CareTrust REIT, Inc. Amendment No. 4 to Form 10 Filed May 8, 2014 File No. 001-36181

Dear Ms. Gowetski:

Concurrently with the filing of this letter, CareTrust REIT, Inc. (the “Company”) is filing, via EDGAR, Amendment No. 4 to the Company’s registration statement on Form 10 (File No. 001-36181) (the “Registration Statement”).

Amendment No. 4 to the Registration Statement includes as Exhibit 99.1 a revised Information Statement (the “Information Statement”) with financial statements and related information as of and for the three months ended March 31, 2014. The Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. To facilitate the Staff’s review, we are supplementally providing a copy of the Registration Statement and the Information Statement, marked to show changes from Amendment No. 3 to the Registration Statement filed on April 14, 2014.

Please note that the Company intends to adopt Articles of Amendment and Restatement and Amended and Restated Bylaws early next week and, in accordance with your request, will promptly file those documents as revised Exhibits 3.1 and 3.2 to the Registration Statement in a subsequent amendment.

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 8, 2014

Should you have any questions or comments concerning this filing, or desire any further information regarding the Registration Statement, please contact me at (213) 687-5396.

Sincerely,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc:

Gregory K. Stapley, President and Chief Executive Officer

            CareTrust REIT, Inc.

William M. Wagner, Chief Financial Officer

            CareTrust REIT, Inc.

Suzanne D. Snapper, Chief Financial Officer

            The Ensign Group, Inc.

Chad A. Keetch, Assistant Secretary

            The Ensign Group, Inc.